United States securities and exchange commission logo





                              July 17, 2023

       Daniel Jones
       Chief Executive Officer
       SeqLL, Inc.
       3 Federal Street
       Billerica, MA 01821

                                                        Re: SeqLL, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed June 23, 2023
                                                            File No. 333-272908

       Dear Daniel Jones:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 Filed June 23, 2023

       The Offering, page 6

   1. We note your disclosure on page 7 that you refer to an "initial offering price." We believe this to be a typo, but
please clarify.
   2. We note your disclosure that there is no established public market for the Warrants being registered. Please
describe the factors considered in determining the exercise price of the warrants. Refer to Item
505(b) of Regulation S-K.
 Daniel Jones
FirstName
SeqLL, Inc.LastNameDaniel Jones
Comapany
July       NameSeqLL, Inc.
     17, 2023
July 17,
Page  2 2023 Page 2
FirstName LastName
Risk Factors, page 11

3. We note that in your preliminary proxy statement, filed June 5, 2023, you included a risk factor detailing the risks associated with substantial transaction costs in connection with the Merger. Please include this risk factor in this registration statement or explain why it is not material.
4. We note that in your preliminary proxy statement, filed June 5, 2023, you included a risk factor detailing the risks associated with actions taken by SeqLL's officers and directors to increase the likelihood of approval of the Merger having a depressive effect on the price of your common stock. Please include this risk factor in this registration statement or explain why it is not material.
5. We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price volatility seemingly unrelated to company performance following a number of recent public offerings, particularly among companies with relatively smaller public floats. Revise to include a separate risk factor, or supplement an existing risk factor, addressing the potential for rapid and substantial price volatility and discuss the risks to investors when investing in stock where the price is changing rapidly. Clearly state that such volatility, including any stock-run up, may be unrelated to your actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your stock.
Risks Related to this Offering and Ownership of Our Common Stock and Warrants We do not anticipate paying any cash dividends on our common stock in the foreseeable future and, as such, capital appreciation, if any..., page 29

6. We note your disclosure on page 3 that you will be declaring a cash dividend as a requirement of the Merger Agreement. However, your risk factor here states that you
         "have never declared or paid cash dividends." Please clarify this discrepancy. Make consistent changes under "Dividend Policy," on page 33.
General

7. Please see our comments on the Proxy Statement filed June 5, 2023 and apply them here, as applicable.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Daniel Jones
SeqLL, Inc.
July 17, 2023
Page 3

        You may contact Ta Tanisha Meadows at 202-551-3322 or Theresa Brillant at 202-551-
3307 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Mara Ransom at 202-551-3264
with any other questions.



                                                        Sincerely,
FirstName LastNameDaniel Jones
                                                        Division of Corporation
Finance
Comapany NameSeqLL, Inc.
                                                        Office of Trade &
Services
July 17, 2023 Page 3
cc:       Eric M. Hellige
FirstName LastName